

UNITED ~~S~~
SECURITIES AND EX
Washington,



11019754

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/10___ AND ENDING ___12/31/10___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

PASEO DE LOS TAMARINDOS 400, TORRE A PISO 23 COL. BOSQUES DE LAS LOMAS
                                      (No. and Street)

MEXICO D.F.   MEXICO   05120
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera
                                                     (305) 533-1027
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
                              (Name - *if individual, state last, first, middle name*)

201 Alhambra Circle, Ste. 901   Coral Gables   Florida   33134
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**



OATH OR AFFIRMATION

I, _____William A. Herrera_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bulltick, LLC_____ , as of _____December 31_____, ___2010__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions_____

NOTARY PUBLIC-STATE OF FLORIDA
Mary Ermani
Commission # DD900826
Expires: JULY 10, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

(Signature)

FINOP
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

TABLE OF CONTENTS

Independent Auditors' Report   1

Statement of Financial Condition   2
Notes to Statement of Financial Condition. . . . .   3 - 9

 **GRAVIER, LLP**

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report



To the Sole Member of
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC as of December 31, 2010. This financial statement is the responsibility of Bulltick, LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 25, 2011

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of ▉▉▉ International. A world-wide organization of accounting firms and business advisers.

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	821,307
Financial instruments owned, at fair value - (Note 2)		688
Receivable from clearing brokers - (Note 4)		2,703,841
Receivable from foreign brokers - (Note 4)		37
Deposits with clearing brokers- (Note 4)		353,763
Commissions and other fees receivable, net- (Note 4)		231,333
Due from related parties- (Note 6)		2,854,476
Other assets		360,013
TOTAL ASSETS	**$**	**7,325,458**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	1,407,444
Securities sold, not yet purchased, at fair value (Note 2)		1,252
Due to related parties- (Note 6)		568,501
TOTAL LIABILITIES		1,977,197
Commitments and contingencies- (Note 5 and 7)		
MEMBER'S EQUITY		5,348,261
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**7,325,458**

The accompanying notes are an integral part of this financial statement.

Note 1 – Summary of Significant Accounting Policies

<u>Business and Organization</u>
Bulltick, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member, Bulltick Capital Markets, LP, being a Scottish limited partnership (Parent), which has elected to be treated as a partnership in the United States. The Company's membership in the Financial Industry Regulatory Authority ("FINRA") became effective on September 18, 2000, but it did not commence brokerage operations until January 2001. The Company was granted membership in the National Futures Association ("NFA"), effective June 4, 2003. The Company is also a member of the following exchanges: NYSE Arca, NASDAQ Stock Market, EDGA, EDGX, and BATS. The broker-dealer acts in an agency capacity for its customers located primarily within Latin America and Europe, assisting customers with conversions of United States listed ADR's (American Depository Receipts) with the corresponding locally traded equities, and charging commissions. The Company also trades ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and also earns placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida, Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina and a representative office in Bogota, Colombia.

<u>Government and Other Regulation</u>
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

<u>Revenue Recognition</u>
Commissions. All commissions revenue from customer securities transactions are reported on a trade date basis along with the corresponding clearing, execution and order related charges and other transaction costs.

Principal transactions. Financial instruments owned or sold, but not yet purchased, are carried at fair value, with realized and unrealized gains and losses, including riskless principal markups, reflected in trading activity gains, net in the accompanying statement of operations. Level 1 financial instruments owned are valued at fair value using the closing price of the position. The resulting difference between cost and fair value for all securities and other investments is included in operating results.

Interest income is recorded on the accrual basis.

Note 1 – Summary of Significant Accounting Policies (Continued)

<u>Valuation of Investments in Securities at Fair Value – Definition and Hierarchy</u>
The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable input (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 2 for the fair value measurement of the Company's financial instruments and investments.

<u>Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows</u>
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

<u>Derivative Financial Instruments</u>
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-trade derivatives, principally futures, are based on quoted market prices. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues. The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures by ASC 815 are generally not applicable with respect to these financial instruments.

Note 1 – Summary of Significant Accounting Policies (Continued)

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2010, an allowance for doubtful accounts in the amount of $26,663 was recorded.

Financial Instruments Owned
Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of operations. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes
The Company is not subject to federal and foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the partners of the Parent Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2007 through 2009. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

Commencing for 2009, the Company adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Note 1 – Summary of Significant Accounting Policies (Continued)

Subsequent Events
In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 25, 2011, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Financial Instruments Owned

The Company's assets and liabilities recorded at fair value have been categorized based the fair value hierarchy and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

Assets at Fair Value Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Allowable financial instruments owned	$ 688	$ -	$ -	$ 688
Total assets at fair value	$ 688	$ -	$ -	$ 688
Liabilities at Fair Value Securities sold, not yet purchased	$ 1,252	$ -	$ -	$ 1,252
Total liabilities at fair value	$ 1,252	$ -	$ -	$ 1,252

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company's "Net Capital" was $1,816,618, which exceeded requirements by $1,684,888 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.09 to 1.

Note 4 – Risk Concentrations

Clearing and Depository Concentration
The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its securities transactions with Peregrine Financial Group whose principal office is in New York, Rosenthal Collins Group, FCStone FX and R.J. O'Brien, whose respective principal offices are located in Chicago, Illinois. At December 31, 2010, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $2,719,336 due from Pershing LLC, approximately 37% of total assets, as of December 31, 2010.

The Company also has clearing and depository agreements with foreign institutions – Itau Bank whose principal office is located in Sao Paulo, Brazil and Bulltick Casa de Bolsa (an affiliate related to the Company by virtue of common ownership), whose principal office is located in Mexico City, Mexico. Receivables from these institutions at December 31, 2010 total $37 as indicated in the accompanying statement of financial condition.

Commissions and fees receivables are unsecured and include $97,238 which is considered non-allowable for net capital purposes.

Financial Instruments Sold, But Not Yet Purchased
The Company did not hold any securities sold, but not yet purchased at December 31, 2010. But as part of normal course of business the company may have short-sale liabilities, these are always collateralized by a portion of the receivable from the clearing brokers.

Futures Trading Risks
The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures position at December 31, 2010.

Note 4 – Risk Concentrations (continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

Note 5 – Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facilities in New York expiring in 2012. This office was subleased by the Company on April 15, 2009 for $12,435 a month. The approximate future minimum rentals under this lease for the years subsequent to December 31, 2010 are as follows:

2011	$	243,000
2012		41,000
Total	$	284,000

Note 5 – Lease Commitments (continued)

The Company also has a letter of credit of $222,000 in lieu of a security deposit on this lease. Additionally, it holds a security deposit and reflects the corresponding liability for the subtenant of the New York office. Total amount of future minimum rentals to be received under the noncancelable sublease is approximately $178,000.

Note 6 – Related Party Transactions

The Company has advances to and reimbursements due from various affiliates related to the Company by virtue of common ownership. These receivables, amounting to $2,854,476 are not secured and due on demand and represent approximately 39% of the Company's total assets. These assets are not allowable under the Uniform Net Capital Rule of the Securities and Exchange Commission and accordingly, have no impact to the "Net Capital" computation, as defined. Management believes that should the affiliates be unable to meet their obligation, and should the company require additional working capital, the parent company or its partners will make additional capital contributions.

As of December 31, 2010, the receivables were composed of the following:

Bulltick Capital Markets, LP	$	1,172,167
Bulltick Financial Services, LLC		1,600,000
	$	2,772,167

Payables
At December 31, 2010, $568,501 of management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition.

Note 7 – Contingencies

The Company is involved in judicial and regulatory proceedings concerning matters arising in connection with its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, the Company cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may be incurred.



GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

201 Alhambra Circle
Suite 901
Coral Gables, FL 33134
Tel: 305.446.3022

www.gnacpa.com

BULLTICK, LLC

AGREED-UPON
PROCEDURES REPORT

DECEMBER 31, 2010

 GRAVIER, LLP

CERTIFIED PUBLIC ACCOUNTANTS



<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's</u>
<u>SIPC Assessment Reconciliation</u>

To the Sole Member of
Bulltick, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Bulltick, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bulltick, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Bulltick, LLC's management is responsible for the Bulltick, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with trial balances and SIPC calculation schedule prepared by management noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related SIPC calculation schedule prepared by management supporting the adjustments noting no differences.

201 Alhambra Circle, Suite 901, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of **HLB** International. A world-wide organization of accounting firms and business advisers.

Bulltick, LLC
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gravier, LLP

Certified Public Accountants

Coral Gables, Florida
February 25, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> Bulltick LLC
> 701 Brickell Ave. Ste. 2550
> Miami, FL 33131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 57,995

    B. Less payment made with SIPC-6 filed (exclude interest)   (30,141)

       07-30-2010
       Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   27,854

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 27,854

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

    None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bulltick, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of February , 2011 .

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1 , 20 10
and ending DEC 31 , 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 31,163,434

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 46,374

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 7,854,464

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 64,786

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii) 64,786

        Total deductions 7,965,624

2d. SIPC Net Operating Revenues $ 23,197,810

2e. General Assessment @ .0025 $ 57,995

        (to page 1, line 2.A.)



HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

201 Alhambra Circle
Suite 901
Coral Gables, FL 33134
Tel: 305.446.3022

www.gnacpa.com